SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces a discovery in the Gulf of Mexico

(Rio de Janeiro, October 29, 2003). - PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that it has made a major hydrocarbon discovery on the deepwater St. Malo prospect in the Gulf of Mexico through its subsidiary Petrobras America Inc. based in Houston.

The discovery well encountered more than 450 feet of oil net pay over a gross interval of 1,400 feet, indicating that St. Malo is a major hydrocarbon accumulation. The company indicated that it intends to pursue an aggressive development program with further appraisal drilling expected to occur in 2004.

This was the third consecutive significant discovery made by Petrobras in the deepwaters of the Gulf of Mexico in the last two years, which had earlier successfully tested the Cascade and Chinook prospects. Although not being the operator of either of these latter drillings Petrobras played an essential role in the development of these prospects that targeted sections that until then had been virtually unexplored in this part of the GoM.

The St. Malo result corroborates the successful strategy adopted by Petrobras in its pursue of international deepwater E&P projects and consolidates the position of the company as one of the main players in the very deepwaters of the Gulf of Mexico, where the company holds a participation position in several other prospects of similar of even higher potential.

The St. Malo well spud on July 6th and was drilled to a depth of 29,066ft at an estimated cost of $62 million. The well is located in 6,900ft of water at about 250 miles south-southwest of New Orleans.

The co-venturers in the St. Malo prospect are Petrobras with 25%, Unocal (operator) with 28.75%, Devon Energy with 22.5%, ChevronTexaco with 12.5%, EnCana Gulf of Mexico with 6.25%, ExxonMobil with 3.75% and Eni Petroleum with 1.25%.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid – Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.